RECEIVED SECURITIES AND EXCHANGE COMMISSION
15048341
Washington, D.C. 20549

15 MAR -4 AM 10:16
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.J. Hart & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16401 Swingley Ridge Road, Suite 210
(No. and Street)

St. Louis	Missouri	63017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry J. Hart 636-537-9939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street, Suite 500	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, Larry J. Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L. J. Hart & Company, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS J. PISARKIEWICZ
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 29, 2017
Commission Number: 13779273

[signature]
Signature

President / CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.J. Hart & Company
December 31, 2014

Contents

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
L.J. Hart & Company
St. Louis, MO

We have audited the accompanying financial statements of L.J. Hart & Company (a Missouri corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. L.J. Hart & Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of L.J. Hart & Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

The Schedule 1, Computation of Net Capital Under Rule 15c3-1 and Schedule 2, Exemption Report has been subjected to audit procedures performed in conjunction with the audit of L.J. Hart & Company's financial statements. The supplemental information is the responsibility of L.J. Hart & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

February 27, 2015

L.J. Hart & Company
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$	1,082,758
Receivable from clearing organization		383,974
Securities owned, at market value		3,350,174
Property and equipment, net of accumulated depreciation of $180,496		198,887
Deposit with clearing organization and other assets		148,268
Total assets	$	5,164,061

Liabilities and Stockholders' Equity
Liabilities

Accounts payable and accrued expenses	$	48,219
Total liabilities		48,219

Stockholders' Equity

Common stock; $0.83 par value; authorized 217,500 shares, issued and outstanding 100,000 shares		83,000
Additional paid-in capital		417,000
Retained earnings		4,615,842
Total stockholders' equity		5,115,842
Total liabilities and stockholders' equity	$	5,164,061

See Notes to Financial Statements

L.J. Hart & Company

Statement of Income

Year Ended December 31, 2014

Revenues and Security Activities		
Underwriting and commissions	$	4,200,290
Interest and dividends		69,827
Net losses on securities		(143,021)
Loss on sale of assets		(1,039)
Other revenue		12,013
Total revenues and security activities		4,138,070
Expenses		
Employee compensation and benefits		1,498,519
Underwriting		262,181
Communication and data processing		26,487
Occupancy		130,949
Depreciation		25,351
Professional services		110,054
Other operating expenses		495,600
Total expenses		2,549,141
Net Income	$	1,588,929

See Notes to Financial Statements

L.J. Hart & Company
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2014	100,000	$ 83,000	$ 417,000	$ 3,651,233	$ 4,151,233
Distributions	-	-	-	(624,320)	(624,320)
Net income	-	-	-	1,588,929	1,588,929
Balance December 31, 2014	100,000	$ 83,000	$ 417,000	$ 4,615,842	$ 5,115,842

See Notes to Financial Statements

L.J. Hart & Company

Statement of Cash Flows

Year Ended December 31, 2014

Operating Activities	
Net income	$ 1,588,929
Items not requiring cash	
Depreciation	25,351
Loss on disposal of assets	1,039
Changes in:	
Receivable from clearing organization	(114,256)
Accounts payable and accrued expenses	(24,624)
Other assets	(57,798)
Net cash provided by operating activities	1,418,641
Investing Activity	
Investment sales and purchases	(1,183,780)
Purchases of property and equipment	(30,926)
Net cash used in investing activity	(1,214,706)
Financing Activities	
Distributions paid	(624,320)
Net cash used in financing activities	(624,320)
Decrease in Cash and Cash Equivalents	(420,385)
Cash and Cash Equivalents, Beginning of Year	1,503,143
Cash and Cash Equivalents, End of Year	$ 1,082,758

See Notes to Financial Statements

L.J. Hart & Company

Notes to Financial Statements

December 31, 2014

Note 1: Nature of Operations and Summary of Significant Accounting Policies

L.J. Hart & Company (the "Company") is incorporated in the state of Missouri. The Company is primarily engaged in the business of underwriting municipal securities for school districts, counties, cities, towns and special districts and also operates as a broker-dealer of municipal securities. The Company is subject to competition from other broker-dealers. The Company is a registered broker-dealer under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the *Securities and Exchange Act of 1934.*

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All reference to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Underwriting Revenue

Underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting revenues also include fees earned from providing financial advisory services. Underwriting revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, usually settlement date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the fair values of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2014, cash equivalents consisted primarily of money market accounts with brokers.

At December 31, 2014, the Company's cash accounts exceeded federally insured limits by approximately $894,000.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on settlement-date basis, generally the third business day following the transaction (trade) date, with related commission income and expenses reported on a trade-date basis.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Securities owned include marketable securities held for proprietary trading and are valued at fair value. Any changes in fair value are recognized in the statement of income.

Property and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives for each major depreciable classification of premises and equipment are as follows:

Office equipment	5 years
Furniture and fixtures	10 years
Leasehold improvements	40 years

Income Taxes

The stockholders of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses are included in the personal income tax returns of the stockholders. Accordingly, the financial statements do not include a provision for income taxes. The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the appicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

Income Taxes (continued)

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income. Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years before 2011. As of and for the year ended December 31, 2014, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Note 2: Deposit with Clearing Organization

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires a $25,000 deposit which is maintained in cash with the broker-dealer and is included in *Deposit with clearing organization and other assets* on the Statement of Financial Condition.

Note 3: Receivable from Clearing Organization

Receivable from clearing organization includes amounts owed arising from settlement of securities transactions and amounts receivable from the clearing organization related to unsettled securities transactions.

Note 4: Property and Equipment

Property and equipment consists of the following at December 31, 2014:

Furniture and fixtures	$ 144,736
Office equipment	98,628
Leasehold improvements	136,019
	379,383
Less accumulated depreciation	180,496
	$ 198,887

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $4,576,365 which exceeded the minimum required amount by $4,476,365. The Company's ratio of aggregate indebtedness to net capital was .011 to 1.

Note 6: Retirement Savings Plan

The Company offers employees a retirement savings plan under Section 408(p) of the Internal Revenue Code. The Plan allows all full-time employees to contribute a percentage of their annual wages up to a maximum amount established by the Internal Revenue Code with a 100 percent Company match up to 3 percent of gross wages. Company contributions charged to expense were $35,194 for 2014.

Note 7: Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

Note 8: Investment Risk

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statement of financial condition.

Note 9: Operating Lease

The majority stockholder leases the Company's office facilities under a lease agreement that expires in May 2018. The majority stockholder has an informal agreement with the lessor whereby the Company leases its office facilities on a month-to-month basis. Rent expense for 2014 was $130,949.

Note 10: Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Note 10: Disclosures About Fair Value of Assets and Liabilities (continued)

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables, and accounts payables and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Securities Owned, at Market Value

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2014.

Level 1 Instruments consist of publicly traded common stocks. These securities are traded on national exchanges and are stated at the last reported sales price on the day of valuation.

Level 2 Instruments consist of local government and school district bonds. These securities are valued using evaluated pricing, which incorporates modeling techniques, information from extensive market sources, observed transaction data, credit quality information, perceived market movements, news, and other relevant information.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Municipal Securities	$ 3,052,374	$ -	$ 3,052,374	$ -
Equity Securities	$ 297,800	$ 297,800	$ -	$ -

Note 11: Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2018.

Note 12: Commitments and Contingencies

In March 2014, the SEC brought forth its Municipalities Continuing Disclosure Cooperation Initiative ("MCDC Initiative") to address potentially widespread violations of SEC Rule 15c2-12 by municipal issuers and underwriters of municipal securities in connection with certain representations about continuing disclosures in bond offering documents. The MCDC Initiative provided favorable settlement terms to issuers and obligated persons involved in the offer or sale of municipal securities (collectively, "Issuers") as well as underwriters of such offerings if they self-report possible violations involving materially inaccurate statements in official statements issued from 2009 to 2014. By the filing deadline of September 10, 2014 for underwriters, the Company voluntarily self-reported several municpal bond offerings in which the Company acted as sole underwriter and where the official statement may have contained a materially inaccurate statement regarding the Issuers compliance with prior continuing disclosure obligations. The deadline for Issuers to self-report under the MCDC Initiative was December 1, 2014. The settlement terms for the Company under the MCDC Initiative include a per transaction civil penalty for underwriters based on the size of the transaction with an aggregate maximum civil penalty of $100,000. There is no indication from the SEC as to when or how it will pursue the settlements with Issuers and underwriters for transaction reported under the MCDC Initiative. Therefore, no amounts have been recorded in the accompanying financial statements. It is the opinion of management that the disposition or ultimate resolution from the MCDC Initiative will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Note 13: Subsequent Events

On January 5, 2015, the Company made a distribution to its shareholders totaling $800,000.

Subsequent events have been evaluated through February 27, 2015, which is the date the financial statements were issued.

Supplementary Information

L.J. Hart & Company

Schedule 1

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Total Stockholders' Equity	$ 5,115,842
Non-Allowable Assets	
Property and equipment, net	198,887
Other assets	148,268
Total non-allowable assets	347,155
Net Capital Before Haircuts on Security Positions	4,768,687
Haircuts on Securities	
Equity securities	44,670
Debt securities	144,860
Under concentration	2,792
Total haircuts on securities	192,322
Net Capital	$ 4,576,365
Aggregate Indebtedness	$ 48,219
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 3,215
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater above)	$ 100,000
Excess net capital	$ 4,476,365
Ratio of Aggregate Indebtedness to Net Capital	0.011

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

L.J. Hart & Company

Schedule 2
Exemption Report
December 31, 2014

L.J. Hart & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer. The Company does not typically receive customer funds and securities, but would promptly transmit those to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

L.J. Hart & Company

I, Larry J. Hart, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

Larry J. Hart
Signature

President / CEO
Title

February 27, 2015

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
L.J. Hart & Company
St. Louis, MO

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) L.J. Hart & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.J. Hart & Company claimed an exemption from 17 C.F.R. §240.15c3-3:Provision (2)(ii) (the "exemption provisions") and (2) L.J. Hart & Company stated that L.J. Hart & Company met the identified exemption provisions throughout the most recent fiscal year without exception. L.J. Hart & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.J. Hart & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 27, 2015

ANDERS
CPAs + ADVISORS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

Board of Directors
L.J. Hart & Company
Lake Saint Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by L.J. Hart & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and the SIPC, solely to assist you and the other specified parties in evaluating L.J. Hart & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). L.J. Hart & Company's management is responsible for L.J. Hart & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler Huber & Helm LLP

February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2755********************MIXED AADC 220**
043976 FINRA DEC
L J HART & COMPANY
16401 SWINGLEY RIDGE RD STE 210
CHESTERFIELD MO 63017-0746

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry J. Hart 636-537-9939

2. A. General Assessment (item 2e from page 2)		$ 9,130
B. Less payment made with SIPC-6 filed (**exclude interest**) July 24, 2014 (Date Paid)		(5,673)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		3,457
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3,457
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,457	
H. Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L.J. Hart & Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 5 day of February, 2015

President/CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2014** and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,138,070
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	143,020
Total additions	4,281,090
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	165,815
(4) Reimbursements for postage in connection with proxy solicitation.	8,823
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	433,843
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bus and Equipment Lease Revenue (Deductions in excess of $100,000 require documentation)	20,550
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	629,031
2d. SIPC Net Operating Revenues	$ 3,652,059
2e. General Assessment @ .0025	$ 9,130

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